Contact

www.linkedin.com/in/melanie-macfarlane (LinkedIn)

Top Skills

Social Media
Management
Leadership

Languages

English
Spanish

Melanie MacFarlane

Leader in Composting and Recycling for Businesses in Austin TX and the Surrounding Areas
Austin

Summary

We envision a world where resources are valued, not wasted.
No one works harder at recycling and composting than the crew at Break it Down. We operate 7 days a week to accommodate your businesses waste diversion needs. Our full-stream recycling program means we take recyclables others will not.

Our Composting & Recycling PRODUCTS/SERVICES are for…
- Restaurants & Food service establishments
- Offices
- Retail stores
- Convenience stores
- Grocery stores
- Schools
- Apartments
- Events
- And other businesses just like yours!

Our customizable, 7-DAY A WEEK SERVICE includes…
- Variety of collection bins sizes for specific business needs
- Free online or in-person compost training
- Rinsed Clean Bins, swapped out for your full dirty bins
- Amazing crew of Account Support Specialists here to help you
- Compliance with City Regulations
- Peace of mind, we've got this

Our Prospective DECISION MAKERS:
- Commercial Property Managers/Property Management companies
- Facility Managers for large office facilities, especially those that serve catered meals to employees
- Apartment and Condominium Property Managers
- Restaurant Owners, General Managers and Chefs
- Hotel Facilities Managers, GM's, chefs

- Business owners/managers looking for responsible waste management solutions or needing to be compliant with city regulations

See our TESTIMONIALS:
“…The composting process could not be simpler, almost everything in the kitchen can go in the bin. Other compost companies limit the types of organic material that can go in the bin, but not Break It Down! Bones, some oil, coffee grounds, citrus, you name it. This was a big deciding factor in choosing a compost company…” - V.C., Atlassian

“…With their support, we have reduced our landfill waste to a minimal amount as we recycle and compost most everything in the building. They have helped us to solidify our ethical mission statement to reduce trash and continue to find ways to not only help the environment but the community as well.” – J.J., Odd Duck

“…the entire team provides value to a part of our industry that often gets ignored. Food waste is part of a restaurant's responsibility, and Break it Down helps round out the goal of utilizing each product to the fullest.” – R.L., La Condesa

We make it easy for businesses to divert the waste they create away from landfills. If you would like to discuss how we can help you set up a recycling and/or composting program message me via LinkedIn or email me at melanie@breakitdownaustin.com.

www.breakitdownaustin.com

Experience

Break it Down
Co-Founder, Waste Management Services
May 2009 - Present (13 years 1 month)
3308 Duke Rd. Austin, TX 78724

Marketing, public relations, human resources, sales.

https://www.linkedin.com/company/break-it-down/
Co-Owner, Waste Management Services

2009 - Present (13 years)
Austin, Texas Area

Education

The University of Texas at Austin

Social Work · (2007 - 2009)